December 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281) 589-4808

Dan O. Dinges
Chairman, President and Chief Executive Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, Texas 77077

>   **Re: Cabot Oil & Gas Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 29, 2007**
>   **File No. 001-10447**

Dear Mr. Dinges:

    We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

    Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

    If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                                        Sincerely,

                                        Carmen Moncada-Terry
                                        Attorney Advisor